December 5, 2011	Trading Symbol: TSX – HNC

2011 Preliminary Economic Assessment filed on SEDAR

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) today announced that it has filed on SEDAR an updated positive Preliminary Economic Assessment Study (PEA) of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. The PEA, compiled by AMC Mining Consultants (Canada) Ltd, is also available for viewing on the company’s website www.hardcreek.com.

The results of the PEA were initially announced in a news release, dated October 20, 2011.

"Mark Jarvis"

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
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